Exhibit 8.1

Subsidiaries

Name	Jurisdiction of Formation
New Century Logistics Company Limited	Hong Kong
GLF Cargo Services Limited	Hong Kong
Win-Tec Transportation Company Limited	Hong Kong
NCL USA Development Company Limited	Nevada, USA